UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

Press release
Paris, 15 January 2016

The Competition and Markets Authority (CMA) approves sale of EE by Orange and Deutsche Telekom

The British Competition and Markets Authority (CMA) announced today that it has given its approval for Orange and Deutsche Telekom to sell 100% of their shares in EE to BT, with no conditions attached.

The combination of BT and EE will create the UK’s leading integrated communications provider, offering customers innovative, seamless services that combine the power of fibre broadband, with Wi-Fi and advanced mobile capabilities.

As a result of the transaction, and following the issue of new BT shares to Orange and Deutsche Telekom, Orange would receive approximately £3.4bn (€4.5bn) in cash and a 4% stake in the combined BT/EE entity. The final amount of cash received by Orange will be subject to customary adjustments at the time of closing, now expected around end of January 2016.

Stéphane Richard, Orange Group Chairman and CEO, said: “The approval of this operation is an important milestone in the Orange Group’s history. Part of our DNA was forged in the UK and we are very proud of what we have achieved over the past 15 years through Orange and then EE. The combination with BT is a very positive step forward for UK consumers who are set to benefit from convergent fixed-mobile services. We are very happy with today’s decision, which provides an important signal for telecoms operators across Europe that the sector is ready for fixed-mobile consolidation.”

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 157,000 employees worldwide at 30 September 2015, including 98,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 30 September 2015, including 200 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

ORANGE

Date: January 15, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations